November 14, 2013

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:          Staff letter dated October 2, 2013

File No. 002-69494

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 16, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 19, 2013

Response Dated September 23, 2013

This letter is in response to the Staff letter dated October 2, 2013 (the “Letter”).

Comment No. 1: We will make the appropriate changes, on a prospective basis, by amending our disclosure in each active property description to include:

The Company is required to pay annual government fees and perform work at the property, both as described above, to keep the license in good standing. In various circumstances, Armenian law allows for annual work requirements to be cured in subsequent years and by other means without losing good standing status. Failure to maintain good license status could result in the license being suspended or terminated under Armenian Law. The Company has not received any suspension or termination notices, but could based on the Company’s performance and other factors. See Item 1A “Risk Factors,” below.

Comment No. 2: Initially, as discussed we reiterate that we do not believe this level of detail is material for a company deemed to be in the exploration phase with such minimal sales from essentially trial mining. In comparing our response to comment 3 to the Staff letter dated August 8, 2013 and the October 17th, 2011 Toukhmanuk technical report, the sales amounts are all correct and the most relevant. The minor differences of tonnes and grades were due to the Company using the information verified and agreed in final invoices from purchaser based on final tonnage and assay information while the independent firm who wrote the technical report did not. The technical report cited generally “Global Gold Company Information,” but we cannot identify the specific source within that general citation as our final invoices speak for themselves. It is worth noting that the dollar amounts of the sales are consistent between the independent technical report and our public reporting with the SEC as well as our legal/regulatory filings in Armenia. Minor differences could be due to reporting tonnage as wet weight compared to dry weight or using final assay results differing from preliminary assay results. We do not believe any minor differences require amendment or further reporting. The slight differences will be totally unrelated to any future production.

Global Gold Corporation •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

Comment No. 3: We will make the appropriate changes to our disclosure of our liquidity and capital resources on a prospective basis, even though a portion of the warrants were exercised since our last quarterly filing. We will eliminate the possible exercise of warrants from this section and list any warrants exercised only in their relevant sections.

Comment No. 4: We do not believe that presenting sales of mineralized material that we achieve along our exploration stage and test mining albeit while we are required to mine and produce under our mining license should be moved to other income. This is income from our core business even though we are still in the exploration stage for United States reporting purposes. Listing this income as Revenue and Cost of Goods Sold does not portray us as being in the production stage. We have every financial statement titled as Exploration Stage and include operations from inception as required of an exploration stage company. We also include notes, which are attached and part of the financials, which state that we are in the exploration stage. We feel that having our sales reflected in Other Income on a net basis is more confusing and misleading to the public. We had reviewed this issue in depth with our auditors in the past and agreed to report as we have. We also feel that the current method gives readers more and better information. We discussed whether there is anything that would confuse a person into believing that the presentation would indicate that we are in the production stage rather than the exploration stage. Considering the financial statements explicitly and prominently state that they must be read with the integral notes and that the rest of the filings explicitly, prominently and repeatedly state that we are an exploration stage company, we ask the Staff to reconsider this comment.

Comment No. 5: We will make the appropriate changes, on a prospective basis, to include:

The owner and representative of Consolidated Resources signed the Binding Heads of Agreement contract with Signature Gold Limited and has repeatedly confirmed the deferral of the repayment date until the closing of this transaction, and consistent with the deferral has never requested payment. Additionally, the Company consented to forego payment owed to it from GGCRL on condition that Consolidated Resources consented to the same terms as filed in the September 2012 resolutions. The Company maintains its good standing and is not in default of these notes for these and other reasons.

Comment No. 6: We have previously stated in our filings (in Item 3) and response letters that: “The Company carries and values its ore inventory, at the lower of cost or market. Periodically, and no less than on a annual basis, the Company compares the carrying value of its inventory to current market prices , to determine if its carrying value should be adjusted. The Company does not maintain any commodity hedges or futures arrangements with respect to this unprocessed ore.”

We will add a sentence to the end of the above disclosure stating:

The Company is currently reporting its inventory at cost which is still less than the current market value so recent fluctuations in gold prices have no effect on our carrying value of inventory.

Comment No. 7: We had previously filed updates under the Subsequent Events section and will make the appropriate changes, on a prospective basis, to include in the Management’s Discussion and Analysis Section for future periods including;

On July 5, 2013, the Company has concluded a fifteen year operating agreement with Linne Mining, LLC (“Linne”) as the operator along with an $8,800,000 debt facilities agreement to fund future production at Toukhmanuk. The Company is working with Linne to develop a mining plan, exploration work, construction of a new tailings dam, and design and construction of a new upgraded plant to be completed in 2014.

Comment No. 8: We will make the appropriate changes, on a prospective basis, by amending our footnote disclosure to clarify the statements “Amarant has yet to pay” and “failed to meet its payment obligations.” We will restate them as “Amarant has made partial payments but has yet to pay the full principal amounts due in full” and “failed to meet its full and timely payment obligations.” We will continue to disclose that a binding arbitral order to pay a liquidated amount of over $2.5 million has been issued against Amarant and Alluvia, on which no payments have been made. We will also add that the Company has reduced the Receivable from sale and impairment amounts on the balance sheet to reflect the amounts previously paid by Amarant. The amount being carried as a receivable net of impairment reflects payments received by the Company subsequent to the reporting date but prior to the issuance of the financials.

Comment No. 9: We will be soliciting shareholder approval of this transaction once we finalized the terms of the transaction. We will disclose all relevant information in the future once the transaction is finalized as we still do not have definitive, approved terms. We would note that this transaction would not sell all of our Armenian assets but merges two of them into another entity. The Company would also retain substantial control of the merged entity at least initially and consistent with Australian Stock Exchange Rules. This transaction includes a provision for reimbursement of up to $8 million in liabilities, most of which is owed to the Company. We anticipate that all of the Company’s debts will be paid off in full with cash and stock received from this reimbursement, except such debts that are being assumed elsewhere by others previously or in conjunction with this transaction.The Company will continue to wholly own and develop its Marjan property in Armenia and pursue other business.

Comment No. 10: We will include pro forma financial statements in a Form 8-K when the transaction is completed as we still do not have final terms.

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely, /s/ Jan E. Dulman Jan Dulman Chief Financial Officer

cc:  Van Krikorian

       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler